FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the period April 1, 2004 to June 30, 2004

Commission File Number: 0-19906

Spectrum Signal Processing Inc.

(Translation of registrant’s name into English)

2700 Spectrum Way, Suite 200, Burnaby, B.C., Canada, V5A 4X1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [  ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]      No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SPECTRUM SIGNAL PROCESSING INC.

FOR THE QUARTER ENDED JUNE 30, 2004

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

INDEX TO FINANCIAL STATEMENTS
(Prepared in conformity with accounting principles generally accepted in the United States of America)

Consolidated Balance Sheets at December 31, 2003 and June 30, 2004

Consolidated Statements of Operations and Deficit for the three months ended June 30, 2003 and 2004 and for the six months ended June 30, 2003 and 2004

Consolidated Statements of Cash Flows for the three months ended June 30, 2003 and 2004 and for the six months ended June 30, 2003 and 2004

Notes to Consolidated Financial Statements

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	December 31,	June 30,
	2003	2004
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$458	$2,070
Restricted cash (note 8)	—	43
Trade receivables, net of allowance for doubtful accounts of $290 (2003 - $298)	3,930	3,439
Receivable from Technology Partnerships Canada (note 5)	298	460
Inventories	1,824	1,983
Prepaid expenses	120	204

	6,630	8,199
Capital assets (note 3)	1,778	1,336
Other assets (note 5)	—	286

	$8,408	$9,821

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,859	$2,065
Accrued liabilities (notes 3 and 5)	1,945	2,359

	3,804	4,424
Long-term obligations (note 3)	714	842
Stockholders’ equity
Share capital (note 7)
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 17,555,443 (2003 - 14,751,724)	24,997	27,789
Additional paid-in capital	667	667
Warrants (note 7)	—	68
Deficit	(19,953)	(22,148)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	3,890	4,555

	$8,408	$9,821

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales (note 6)	$4,093	$4,187	$9,795	$8,467
Cost of sales	2,372	1,667	4,523	3,470

	1,721	2,520	5,272	4,997
Expenses
Administrative	1,110	896	2,257	1,994
Sales and marketing	1,317	551	2,569	1,230
Research and development	1,418	799	2,278	1,107
Amortization	226	155	419	287
Write-down of capital assets (note 3)	—	—	—	270
Restructuring charges (note 3)	114	(34)	176	2,295

	4,185	2,367	7,699	7,183
Earnings (loss) from operations	(2,464)	153	(2,427)	(2,186)
Other
Interest expense	9	1	15	10
Other income	—	(1)	(2)	(1)

	9	—	13	9

Net earnings (loss)	(2,473)	153	(2,440)	(2,195)
Deficit, beginning of period	(15,128)	(22,301)	(15,161)	(19,953)

Deficit, end of period	$(17,601)	$(22,148)	$(17,601)	$(22,148)

Earnings (loss) per share
Basic	$(0.17)	$0.01	$(0.17)	$(0.14)
Diluted	$(0.17)	$0.01	$(0.17)	$(0.14)
Weighted average shares
Basic	14,732,391	17,252,239	14,732,391	16,099,221
Diluted	14,732,391	18,619,916	14,732,391	16,099,221

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net earnings (loss)	$(2,473)	$153	$(2,440)	$(2,195)
Adjustments to reconcile net earnings (loss) to net cash provided by (used for) operating activities
Amortization	226	170	419	307
Write-down of capital assets (note 3)	—	—	—	270
Deferred charge (note 5)	—	—	—	(306)
Non-cash portion of restructuring charges (note 3)	114	(34)	176	1,348
Changes in operating assets and liabilities
Restricted cash	—	56	—	(43)
Accounts receivable	1,976	971	1,557	329
Inventories	(317)	(274)	(477)	(159)
Prepaid expenses	(69)	(52)	(130)	(84)
Accounts payable	489	(291)	883	206
Accrued liabilities	52	(598)	(380)	(588)

Net cash provided by (used for) operating activities	(2)	101	(392)	(915)

Cash flows from investing activities
Purchase of capital assets	(190)	(11)	(464)	(115)

Net cash used for investing activities	(190)	(11)	(464)	(115)

Cash flows from financing activities
Issue of shares from share options	—	664	—	664
Issue of shares for cash, net of issue costs	—	—	—	1,978

Net cash provided by financing activities	—	664	—	2,642

Net increase (decrease) in cash and cash equivalents during the period	(192)	754	(856)	1,612
Cash and cash equivalents, beginning of period	2,816	1,316	3,480	458

Cash and cash equivalents, end of period	$2,624	$2,070	$2,624	$2,070

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and six month periods ended June 30, 2004
(Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America.

1. Basis of preparation

The accompanying financial information as at June 30, 2004 and for the three and six month periods ended June 30, 2004 is unaudited and does not include all disclosures required under accounting principles generally accepted in the United States of America for annual financial statements. The accompanying financial information reflects all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s fiscal 2003 Annual Report.

2. Significant accounting policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s financial statements for the year ended December 31, 2003.

Stock-based compensation

The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards (“FAS”) No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation,” to account for grants under the Company’s existing stock-based compensation plans to employees. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for grants made under the stock option plan. Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company’s net earnings (loss) and earnings (loss) per share would have been adjusted as follows:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net earnings (loss) - as reported	$(2,473)	$153	$(2,440)	$(2,195)
Less: Total stock-based employee compensation expense determined under fair-value based method for all awards	(214)	(222)	(416)	(419)

Net loss - pro forma	$(2,687)	$(69)	$(2,856)	$(2,614)

Basic and diluted earnings (loss) per share - as reported	$(0.17)	$0.01	$(0.17)	$(0.14)
Basic and diluted loss per share - pro forma	$(0.18)	$0.00	$(0.19)	$(0.16)

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and six month periods ended June 30, 2004
(Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America.

2. Significant accounting policies, continued

Stock-based compensation, continued

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Expected dividend yield	0%	N/A	0%	0%
Expected stock price volatility	90%	N/A	90%	80%
Risk-free interest rate	4.50%	N/A	4.50%	2.45%
Expected life of options	5.0 years	N/A	5.0 years	1.8 years

No options were granted during the three month period ended June 30, 2004.

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Recent accounting pronouncements

In March 2004, the Financial Accounting Standards Board (“FASB”) issued an Exposure Draft of a proposed Statement of Financial Accounting Standards entitled “Share-Based Payment.” This proposed statement addresses accounting for stock-based compensation and would result in the fair value of all stock-based compensation arrangements, including options, being recognized as an expense in a company’s financial statements as opposed to supplemental disclosure in the notes to financial statements. The proposed Statement would eliminate the ability to account for stock-based compensation transactions using APB Opinion No. 25. If approved, the proposed statement provides that it would be applied to public entities, prospectively, for fiscal years beginning after December 15, 2004.

In December 2003, the FASB issued FAS 132 (revised 2003), “Employers disclosures about Pensions and Other Postretirement Benefits.” This statement establishes standards that require companies to provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. In addition to expanded annual disclosures, companies are required to report the various elements of pension and other postretirement benefit costs on a quarterly basis. This statement is effective for fiscal years ending after December 15, 2003. However, because the Company does not have an employee pension plan, there is no impact on the consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and six month periods ended June 30, 2004
(Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America.

3. Restructuring and other charges

During the year ended December 31, 2002, the Company announced and implemented a business restructuring through a workforce reduction. In January 2004, the Company implemented a second business restructuring that included a workforce reduction of 46 persons, including four executives. The January, 2004 restructuring was necessitated by the Company’s need to reduce operating expenses to more sustainable levels given prior year losses and its decision to cease all new development in its packet-voice product line.

The following table summarizes activity related to restructuring charges for the three month period ended June 30, 2004.

	Provision			Provision
	balance at			balance at
	March 31, 2004	Cash drawdowns	Adjustments	June 30, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Facilities restructuring	$927	$(42)	$(2)	$883
Workforce reduction	1,382	(602)	(32)	748

	$2,309	$(644)	$(34)	$1,631

Current				$840
Long-term				791

				$1,631

The following table summarizes activity related to restructuring charges for the six month period ended June 30, 2004.

	Provision			Provision
	balance at			balance at
	December 31, 2003	Cash drawdowns	Adjustments	June 30, 2004
		(Unaudited)	(Unaudited)	(Unaudited)
Facilities restructuring	$971	$(164)	$76	$883
Workforce reduction	95	(1,566)	2,219	748

	$1,066	$(1,730)	$2,295	$1,631

Current				$840
Long-term				791

				$1,631

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and six month periods ended June 30, 2004
(Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America.

3. Restructuring and other charges, continued

In connection with its restructuring activities, the Company evaluated the recoverability of certain capital assets and recognized asset impairment charges of $270. The Company reduced the carrying value of the assets, consisting primarily of excess computer and lab equipment, to their estimated fair value and recognized asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.

4. Supplementary information

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash received for:
Interest	$—	$1	$2	$1
Cash paid for:
Interest	9	1	15	10
Income taxes	2	—	3	1
Non-cash financing activities
Issuance of share purchase warrants to brokers (note 7)	—	—	—	59
Issuance of share purchase warrants to landlord (note 5)	—	9	—	9
Issuance of shares to landlord (note 5)	—	209	—	209

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and six month periods ended June 30, 2004
(Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America.

5. Contingencies

Product warranties

The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on best estimate with reference to historical claims experience. Since warranty estimates are based on forecasts, actual claim costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance, beginning of period	$260	$213	$202	$218
Provision adjustments	78	(33)	142	(21)
Expenditures	(14)	(40)	(20)	(57)

Balance, end of period	$324	$140	$324	$140

Technology Partnerships Canada

In March 1999, the Company entered into a contribution agreement with Technology Partnerships Canada (“TPC”) to develop a new line of communications products. Under this agreement, TPC contributed a total of Cdn$5,994 ($4,471) towards the development of these products. In exchange for this contribution, the Company agreed to a 2.5% contingently repayable royalty on the revenues generated by the communications products for which TPC development financing was used, up to a maximum royalty amount of Cdn$11,428 ($8,524). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events. Otherwise, the Company is not required to repay the investment except by way of the royalties, if any, described above. TPC did not receive an equity participation in the Company as part of its investment. During the three and six month periods ended June 30, 2004, the Company accrued royalties of Cdn$35 ($26) and Cdn$93 ($70), respectively.

On March 16, 2004, the Company entered into a new contribution agreement with TPC which provides for the funding of approximately 25% of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software reconfigurable signal processing platforms for use in aerospace and defense applications. The agreement provides for a maximum investment commitment by TPC of Cdn$8,300 ($6,191) through to December 31, 2006. TPC’s investment is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross revenues in excess of Cdn$22,368 ($16,684), up to maximum aggregate royalties of Cdn$10,500 ($7,832). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, described above. TPC did not receive an equity participation in the Company as part of its investment. During the three and six month periods ended June 30, 2004, the Company recorded TPC benefits of Cdn$345 ($254) and Cdn$1,245 ($930), respectively, which are related to operating expenses and capital asset purchases for which TPC financing may be claimed.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and six month periods ended June 30, 2004
(Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America.

5. Contingencies, continued

Head office lease

In March 2004, the Company renegotiated its head office lease agreement. The revised lease reduced the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms included lease renegotiation fees, increased lease duration, the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. As consideration for modifying the terms of the lease, the Company was required to pay the building owner a cash lease renegotiation fee of Cdn$100 ($76) and issue the owner 200,000 of the Company’s common shares and grant 200,000 common share purchase warrants. At June 30, 2004, the Company has paid the cash lease renegotiation fee and has issued to its landlord 200,000 common shares and has granted 20,300 common share purchase warrants with an exercise price of Cdn$2.43 ($1.79). The Company has recorded a liability equal to the fair value of the share purchase warrants still to be issued under the terms of the agreement. The common shares were valued at their fair value on the date of the agreement and the common share purchase warrants were valued using the Black-Scholes option-pricing model. The total fair value of equity based compensation to be issued to the building owner is Cdn$401 ($306). Since the compensation to be paid to the building owner was accounted for as a lease renegotiation fee, an asset has been recorded on the Company’s balance sheet that will be amortized over the balance of the new lease term. The Company’s new minimum lease payments will range between $340 and $410 annually over the balance of the new lease term, which expires January 31, 2014.

6. Segmented information

The Company operates in the communications infrastructure industry and all sales of its products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product line were as follows:

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Wireless	$2,240	$2,977	$7,489	$5,775
Packet-voice	1,853	1,210	2,306	2,692

	$4,093	$4,187	$9,795	$8,467

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three month and six month periods ended June 30, 2004
(Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America.

7. Private placement

On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986 ($2,242). Each Unit consists of one common share and one half of one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.13) per common share acquired. The share purchase warrants expire on September 23, 2005. The common shares and warrants sold in the offering may not be resold until July 23, 2004. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217 ($163), which is equal to 7.27% of the gross proceeds of the offering, and issued to such brokers Compensation Warrants to purchase 99,549 Units. Each Compensation Warrant entitles the broker to acquire a Unit at a price of Cdn$1.50 ($1.13) per Unit and expires on March 23, 2005. The Units acquirable upon exercise of the Compensation Warrants have the same terms as the Units acquired by the investors in the private placement. The fair value of the Compensation Warrants was estimated by the Company to be Cdn$0.79 ($0.60) per warrant using the Black-Scholes option pricing model.

8. Foreign currency futures contracts

The Company periodically enters into foreign currency futures contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a term of less than one year before expiration, prior to which time the Company offsets the relevant open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000 ($8,950). The Company was party to the following foreign currency futures contracts at June 30, 2004.

					Contract
					settlement rate	Fair value at June
Purchase date	Settlement date	Type of contract	Notional principal		(Cdn$/US$)	30, 2004
			(Unaudited)		(Unaudited)	(Unaudited)
1/14/2004	12/14/2004	Cdn dollar futures contract	Cdn$	1,700	1.3006	$(34)
6/10/2004	3/14/2005	Cdn dollar futures contract		1,700	1.3624	25

			Cdn$	3,400	1.3315	$(9)

The Company records the fair value of open futures contracts as an accrued asset or liability on its balance sheet and records cash held by its brokers to satisfy minimum margin requirements as restricted cash.

These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by FAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Changes in fair value of these contracts are recognized in earnings.

Item 2. Management Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Cautionary Statement Relating to Forward Looking Statements

     Information contained in this filing contains “forward-looking statements” which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates” or comparable terminology, or by discussions of strategy. Spectrum Signal Processing Inc. (the “Company” or “Spectrum”) cannot assure that the future results covered by these forward-looking statements will be achieved. The following discussion and analysis should be read in conjunction with the Company’s financial statements and the notes thereto included elsewhere in this Quarterly Report.

General

     Spectrum was incorporated in 1987 under the laws of British Columbia. Spectrum is a leading supplier of software reconfigurable platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare, and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA), Inc., based in Columbia, Maryland, provides applications engineering services and modified COTS platforms to the US Government, its allies and its prime contractors.

     Spectrum has maintained two discrete product lines since the year 2000. The Company targeted its aXsTM products at packet-voice applications and its flexCommTM products at wireless infrastructure applications. Spectrum ceased all new development in its packet-voice product line in January 2004 in light of significant processor roadmap risk and general market uncertainty. Today, Spectrum is focused on developing and marketing software reconfigurable platforms for defense electronics applications.

     The Company publishes its financial statements in United States dollars (“$”) and prepares all such statements in conformity with accounting principles generally accepted in the United States of America.

Key Second Quarter 2004 Financial Results

•	Spectrum’s revenues were $4.2 million in the second quarter of 2004, up 2% from $4.1 million in the second quarter of 2003. Spectrum’s increase in revenue was attributable to increased sales of the Company’s wireless product line, partially offset by reduced sales in its packet-voice product line.

•	Spectrum’s gross margin was 60%, consistent with its historical gross margin range and up from 42% in the second quarter of 2003. Spectrum’s gross margin in the second quarter of 2004 increased from 2003 due primarily to reduced third party product sales, which produce a lower gross margin. Spectrum’s gross margin also varies by quarter due to a number of other factors which are described in the gross margin discussion below.

•	Spectrum generated net earnings of $153,000 in the second quarter of 2004, compared to a net loss of $2.5 million in the second quarter of 2003. Spectrum’s net earnings in the second quarter of 2004 were attributable primarily to the Company’s first quarter 2004 restructuring initiatives undertaken to reduce operating expenses to more sustainable levels;

•	Spectrum’s cash and cash equivalents were $2.1 million at June 30, 2004, compared to $1.3 million at March 31, 2004 and $458,000 at December 31, 2003.

Key 2004 Initiatives

•	Spectrum concluded its strategic review process in January 2004 and decided to restructure, refocus on its wireless product line and cease all new development in its packet-voice product line. Spectrum’s restructuring initiative, which was substantially completed in the first quarter of 2004, is discussed in more detail below.

Key 2004 Challenges and Opportunities

     Spectrum’s goal is to regain quarterly profitability by the end of 2004. In order to achieve this goal, the Company must mitigate the impact of its declining legacy product sales and realize the expense reduction targets established concurrent with its January 2004 restructuring.

     From a revenue perspective, Spectrum’s goal is to increase sales of its current generation flexComm products to compensate for the decline in legacy product sales. Legacy products include both pre-2000 general-purpose products and packet-voice products.

     From an expense perspective, Spectrum’s goal for 2004 is to reduce its annual operating expenses, net of restructuring charges, by 25% year over year. The Company’s January 2004 restructuring activities were specifically targeted at achieving this goal. While management is optimistic it can achieve this goal, a key challenge for 2004 will be to maintain these reduced expense levels in light of inflationary pressures, changes in foreign currency exchange rates and demands for additional resources, while at the same time incur those expenses necessary to meet its revenue and profitability goals.

Second Quarter Update

     Spectrum recorded a profit for the second quarter of 2004, which is consistent with its goal of regaining quarterly profitability by the end of the year. Spectrum’s positive second quarter results can be attributed specifically to cost reductions realized from the Company’s restructuring initiatives undertaken in the first quarter.

     Revenues increased slightly from the second quarter of 2003 due to increased sales of wireless products and decreased slightly from the first quarter of 2004 due to declining packet-voice product sales.

     Operating expenses, net of restructuring related charges, were $2.4 million in the second quarter of 2004 compared to $4.1 million in the second quarter of 2003. This represents an expense reduction of approximately 41% year over year. As discussed above, a key challenge for the balance of 2004 will be to maintain its reduced expense levels in light of inflationary pressures and demands for additional resources.

Results of Operations

	Three months ended June 30,		Six months ended June 30,
	2003	2004	2003	2004
Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	58.0%	39.8%	46.2%	41.0%

Gross profit	42.0%	60.2%	53.8%	59.0%
Expenses
Administrative	27.1%	21.4%	23.0%	23.5%
Sales and marketing	32.2%	13.1%	26.2%	14.5%
Research and development	34.6%	19.1%	23.3%	13.1%
Amortization	5.5%	3.7%	4.3%	3.4%
Write-down of capital assets	0.0%	0.0%	0.0%	3.2%
Restructuring charges	2.8%	-0.8%	1.8%	27.1%

	102.2%	56.5%	78.6%	84.8%
Earnings (loss) from operations	-60.2%	3.7%	-24.8%	-25.8%
Other
Interest expense	0.2%	0.0%	0.1%	0.1%
Other income	0.0%	0.0%	0.0%	0.0%

Net earnings (loss)	-60.4%	3.7%	-24.9%	-25.9%

Summary of Quarterly Results
(Expressed in millions of United States dollars, except per share amounts)

	Three months ended
	2002		2003				2004
	Sept 30,	Dec 31,	Mar 31,	Jun 30,	Sept 30,	Dec 31,	Mar 31,	Jun 30,
Revenue	$4.7	$5.7	$5.7	$4.1	$5.1	$4.7	$4.3	$4.2
Gross margin	2.7	3.3	3.6	1.7	2.9	2.9	2.5	2.5
Operating expenses	3.6	5.6	3.5	4.2	4.3	3.9	4.8	2.4

Net earnings (loss) before discontinued operations and extraordinary items	(0.9)	(2.4)	0.0	(2.5)	(1.4)	(0.9)	(2.3)	0.2
Net earnings (loss)	(0.9)	(2.4)	0.0	(2.5)	(1.4)	(0.9)	(2.3)	0.2

Net earnings (loss) before discontinued operations and extraordinary items — per share
Basic	$(0.06)	$(0.17)	$0.00	$(0.17)	$(0.10)	$(0.06)	$(0.16)	$0.01
Diluted	$(0.06)	$(0.17)	$0.00	$(0.17)	$(0.10)	$(0.06)	$(0.16)	$0.01
Net earnings (loss) — per share
Basic	$(0.06)	$(0.17)	$0.00	$(0.17)	$(0.10)	$(0.06)	$(0.16)	$0.01
Diluted	$(0.06)	$(0.17)	$0.00	$(0.17)	$(0.10)	$(0.06)	$(0.16)	$0.01

Three months ended June 30, 2004 compared to the three months ended June 30, 2003

     Sales. Sales for the second quarter of 2004 were $4,187,000, an increase of $94,000, or 2.3%, relative to sales in the second quarter of 2003. Included in sales were revenues from the Company’s wireless product line of $2,977,000 or 71% of sales, compared to $2,240,000 or 55% of sales in the second quarter of 2003. Also included were revenues from the Company’s packet-voice product line of $1,210,000 or 29% of sales, compared to $1,853,000, or 45% of sales for the second quarter of 2003. The increase in the Company’s sales in the second quarter of 2004 compared to sales in the second quarter of 2003 was attributable primarily to increased sales of the Company’s wireless product line. However, this increase was offset by a reduction in sales of the Company’s packet-voice product line. The Company expects that sales of its legacy wireless products developed pre-2000 will continue to decline in future periods and expects sales of its new wireless products developed post-1999 to continue to increase. The Company ceased all new development in its packet-voice product line in January 2004, in light of significant processor roadmap risk and general market uncertainty. As a result, the Company expects revenues from packet-voice products and services will decrease significantly over the second half of 2004 after which time it expects that packet-voice product and services revenues will become nominal.

     Gross Profit. Gross profit increased to $2,520,000 for the second quarter of 2004 from $1,721,000 for the second quarter of 2003, an increase of $799,000 or 46.4%. Gross margin (profit as a percentage of sales) was 60.2% for the second quarter of 2004 compared to 42.0% for the second quarter of 2003. The increase in the Company’s gross margin percentage in 2004 was attributable primarily to a reduction in third party product sales, which carry a lower margin and increased margins realized on sales of the Company’s packet-voice products and services. The Company’s historical gross margin percentage has varied by quarter due to changes in product, service and customer mix, volume-related efficiencies, product royalty costs, warranty costs and charges to write-down obsolete inventory.

     Administrative. Administrative expenses for the second quarter of 2004 were $896,000, or 21% of sales for the period, compared to $1,110,000 or 27% of sales for the second quarter of 2003. Administrative expenses were lower in the second quarter of 2004, in both dollar terms and as a percentage of sales, due primarily to a reduction in the number of administrative employees and reduced facilities expenses resulting from the Company’s restructuring initiatives undertaken in January 2004. These savings were partially offset by losses realized on currency derivatives contracts, which are used by the Company to manage its exposure to foreign currency fluctuations as discussed in more detail below under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk”.

     Sales and Marketing. Sales and marketing expenses for the second quarter of 2004 were $551,000, or 13% of sales for the period, compared to $1,317,000, or 32% of sales for the second quarter of 2003. Sales and marketing expenses were lower for the second quarter of 2004, in both dollar terms and as a percentage of sales, due to reductions in the number of sales and marketing employees and related costs resulting from the Company’s January 2004 restructuring activities, reduced spending on third party sales representative commissions, and reduced discretionary marketing communications spending.

     Research and Development. Research and Development expenses were $799,000 for the second quarter of 2004, or 19% of sales for the quarter, compared to $1,418,000 or 35% of sales for the second quarter of 2003 The decrease in R&D expenditures resulted primarily from expense offsets of $254 accrued pursuant to the Company’s agreement with Technology Partnerships Canada, or TPC, which is explained in more detail below under “Financial Condition.” The Company’s agreement with TPC, which was finalized in March 2004, allows the Company to claim funding from TPC for 25% of eligible expenses incurred after June 18, 2003 until December 31, 2006. Funding from TPC related to eligible R&D expenditures is treated as an expense offset and amounts yet to be received are carried on the Company’s balance sheet as “Receivable from Technology Partnerships Canada.” In addition, the Company’s R&D expenses were lower in the second quarter of 2004 due to a reduction in the number of R&D employees resulting from the Company’s January 2004 restructuring and reduced spending on engineering prototypes.

     Amortization. Amortization expense for the second quarter of 2004 was $155,000, or 4% of sales for the period, compared to $226,000, or 6% of sales for the second quarter of 2003. Amortization expense was lower in the second quarter of 2004 due to the cumulative impact of the Company’s capital asset write-downs in the second half of 2003 and the first quarter of 2004.

     Net Earnings (Loss). The Company had net earnings for the second quarter of 2004 of $153,000 compared to a net loss of $2,473,000 for the second quarter of 2003. The Company’s earnings per share (basic and diluted) for the second quarter of 2004 was $0.01, compared to loss per share (basic and diluted) of $0.17 for the second quarter of 2003.

Six months ended June 30, 2004 compared to the six months ended June 30, 2003

     Sales. Sales in the six months ended June 30, 2004 were $8,467,000, a decrease of $1,328,000, or 14%, compared to sales for the six months ended June 30, 2003. Included in sales were revenues from the Company’s wireless product line of $5,775,000, or 68% of sales, compared to $7,489,000 or 76% of sales in the six months ending June 30, 2003. For the six months ended June 30, 2004, revenues from the Company’s packet-voice product line were $2,692,000, or 32% of sales, compared to $2,306,000, or 24% of sales for the six months ended June 30, 2003. The decrease in the Company’s sales for the six months ended June 30, 2004 compared to sales for the six months ended June 30, 2003 was attributable primarily to a significant reduction in sales of the Company’s legacy wireless products developed pre-2000, as well as ordinary course fluctuations in the timing and value of orders. The Company expects that sales of its legacy wireless products will continue to decline in future periods and believes sales of its new flexComm products developed post-1999 will continue to increase. The Company ceased all new development in its packet-

voice product line in January 2004, in light of significant processor roadmap risk and general market uncertainty. As a result, the Company expects revenues from packet-voice product and services sales will decrease significantly over the second half of 2004, after which time it expects that packet-voice product and services revenues will become nominal.

     Gross Profit. Gross profit decreased to $4,997,000 for the six months ended June 30, 2004 from $5,272,000 for the six months ended June 30, 2003, a decrease of $275,000, or 6%. Gross margin (profit as a percentage of sales) increased to 59% for the six months ended June 30, 2004 from 54% for the six months ended June 30, 2003. The increase in the Company’s gross margin percentage in 2004 was attributable primarily to a reduction in third party product sales, which produce a lower gross margin, and increased margins realized on sales of the Company’s packet-voice products and services. The Company’s historical gross margin percentage has varied by quarter due to changes in product, services and customer mix, volume-related efficiencies, product royalty costs, warranty costs and charges to write-down obsolete inventory.

     Administrative. Administrative expenses for the six months ended June 30, 2004 were $1,994,000, or 24% of sales for the period, compared to $2,257,000, or 23% of sales for the six months ended June 30, 2003. Administrative expenses were lower during the 2004 period due primarily to reductions in employee compensation expenses, due to a reduction in the number of administrative employees, and reduced facilities expenses resulting from the Company’s restructuring initiatives undertaken in January 2004. These savings were partially offset by losses realized on currency derivatives contracts, which are used by the Company to manage its exposure to foreign currency fluctuations as discussed in more detail below under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk”.

     Sales and Marketing. Sales and marketing expenses for the six months ended June 30, 2004 were $1,230,000, or 15% of sales for the period, compared to $2,569,000, or 26% of sales for the six months ended June 30, 2003. Sales and marketing expenses were lower for the six months ended June 30, 2004, in both dollar terms and as a percentage of sales, due to reductions in the number of sales and marketing employees and related costs resulting from the Company’s January 2004 restructuring activities and reduced spending on third party sales representative commissions.

     Research and Development. Research and Development expenses were $1,107,000 for the six months ended June 30, 2004, or 13% of sales for the period, compared to $2,278,000, or 23% of sales for the six months ended June 30, 2003. The decrease in R&D expenditures resulted primarily from expense offsets of $930 accrued pursuant to the Company’s agreement with Technology Partnerships Canada, or TPC, which is explained in more detail below under “Financial Condition.” In addition, the Company’s R&D expenses were lower in the six months ended June 30, 2004 due to a reduction in the number of R&D employees resulting from the Company’s January 2004 restructuring and reduced spending on engineering prototypes.

     Restructuring Charges. Restructuring charges for the six months ended June 30, 2004 were $2,295,000 consisting primarily of employee severance costs. In January 2004, the Company reduced its workforce by 46 persons, including four executives. The restructuring was necessitated by the Company’s need to reduce operating expenses to more sustainable levels given prior year losses and its decision to cease all new development in its packet-voice product line. The decision to cease all new development in the Company’s packet-voice product line was made in light of continued uncertainty over the future of the packet-voice processor family upon which this product line was built as well as continued poor revenue visibility for its packet-voice products.

     Amortization. Amortization expense for the six months ended June 30, 2004 was $287,000, or 3% of sales for the period, compared to $419,000, or 4% of sales for the six months ended June 30, 2003. Amortization is lower during the 2004 period due to the cumulative impact of the Company’s capital asset write-downs in the second half of 2003 and the first quarter of 2004.

     Net Loss. The Company had a net loss for the six months ended June 30, 2004 of $2,195,000, compared to a net loss of $2,440,000 for the six months ended June 30, 2003. The Company’s loss per share (basic and diluted) for the six months ended June 30, 2004 was $0.14, compared to loss per share (basic and diluted) of $0.17 for the six months ended June 30, 2003.

Financial Condition

     The Company historically has met its operating and capital requirements from cash flows from operations, from borrowings under its line of credit facility and from funds generated by the sale of its equity securities.

     During the quarter ended June 30, 2004, the Company generated $101,000 in cash from operating activities due primarily to net earnings of $153,000, a decrease in trade accounts receivable of $744,000 and a decrease in receivables from Technology Partnerships Canada of $227,000. These sources of cash were partially offset by an increase in inventories of $274,000 and a decrease in accounts payable of $291,000 and a decrease in accrued liabilities of $598,000. The decrease in accounts receivable was due primarily to the collection of a longer term receivable in the second quarter of 2004 and generally strong collections throughout the quarter. Accrued liabilities have decreased during the quarter due primarily to the payment of employee severance liabilities relating to the Company’s January 2004 restructuring activities.

     Cash used for investing activities during the quarter ended June 30, 2004 was $11,000. In the period, the primary investing activity was the purchase of capital assets.

     Cash provided by financing activities during the quarter ended June 30, 2004 was $664,000, which was generated from the Company’s issuance of shares from the exercise of employee stock options during the quarter.

     At June 30, 2004 and December 31, 2003, the Company’s cash and cash equivalents were $2,070,000 and $458,000, respectively. Other than required future payments under operating leases and other contractual obligations as described in the Company’s 2003 annual report on Form 20-F and the potential for royalty payments under the Company’s agreements with TPC, as described below, the Company does not have significant future expenditure commitments at June 30, 2004 that are not currently reflected on its balance sheet. The Company believes that cash on hand, cash generated from operations and amounts available for borrowing under the Company’s line of credit will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional financial resources to meet its working capital, capital asset and acquisition requirements. If the Company needs to issue additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting the Company’s stockholders. The Company’s ability to successfully consummate future financings will depend on the status of its business prospects as well as conditions prevailing in the capital markets.

     The Company has entered into various operating lease agreements with remaining terms of up to ten years for office premises and equipment. For a year-by-year summary of expected minimum lease payments, for all of the Company’s operating lease agreements with the exception of the head office lease modification discussed below, see Note 10 of the Company’s annual financial statements, contained in the Company’s annual report on Form 20-F for the year ended December 31, 2003, which was filed with the Securities Exchange Commission on April 1, 2004.

     The Company entered into an agreement with its landlord in March 2004 to modify the terms of its head office lease. The revised lease, which was finalized on June 10, 2004, reduced the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms included lease renegotiation fees, increased lease duration, the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. The Company’s minimum lease payments, under the revised lease, will range from $340,000 to $410,000 annually over the balance of the new lease term, which expires January 31, 2014. These new minimum lease payments will produce savings of approximately $500,000 in 2004 and $650,000 to $700,000 annually from 2005 through to June 30, 2009, the end of the original lease term. As consideration for modifying the terms of the lease, the Company was required to pay the building owner a cash lease renegotiation fee of Cdn$100,000 ($76,000) and issue the owner 200,000 of the Company’s common shares and grant 200,000 common share purchase warrants. Additional information regarding the Company’s lease renegotiation fees can be found above in “Item 1 – Financial Statements”.

     On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986 ($2,242). Each Unit consists of one common share and one half of one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.13) per common share acquired. The share purchase warrants expire on September 23, 2005. The common shares and warrants sold in the offering could not be resold until July 23, 2004. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217 ($163), which is equal to 7.27% of the gross proceeds of the offering, and issued to such brokers Compensation Warrants to purchase 99,549 Units. Each Compensation Warrant entitles the broker to acquire a Unit at a price of Cdn$1.50 ($1.13) per Unit and expires on March 23, 2005. The Units acquirable upon exercise of the Compensation Warrants have the same terms as the Units acquired by the investors in the private placement. The fair value of the Compensation Warrants was estimated by the Company to be Cdn$0.79 ($0.60) per warrant using the Black-Scholes option pricing model.

     In March 1999, the Company entered into an agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,994,000 ($4,471,000) pursuant to the agreement which expired September 30, 2002. TPC’s investment was structured to be contingently repayable by way of a 2.5% royalty on sales of new products financed by TPC’s investment up to an aggregate of Cdn$11,428,000 ($8,524,000). During the quarter ended June 30, 2004, the Company accrued royalties of $26,000 (Cdn$35,000). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the sale of products financed by TPC’s investment. TPC did not receive an equity participation in the Company as part of its investment.

     On March 16, 2004, the Company entered into a new funding agreement with TPC, which provides for the financing of approximately one-quarter of the Company’s eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software reconfigurable signal processing platforms for use in aerospace and defense applications. The agreement provides for a maximum investment commitment by TPC of Cdn$8,300,000 ($6,191,000) through to December 31, 2006. TPC’s investment is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross revenues in excess of Cdn$22,368,000 ($16,684,000), up to an aggregate maximum of Cdn$10,500,000 ($7,832,000). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events. Otherwise, the Company is not required to repay the investment except by way of royalties. TPC did not receive an equity participation in the Company as part of its investment. As annual eligible gross revenues of Cdn$22,368,000 ($16,684,000) have not been realized during the six months ended June 30, 2004, no royalties have been accrued.

     The Company has a line of credit facility with a Canadian Chartered Bank consisting of up to Cdn$5,000,000 (approximately $3,730,000) operating line of credit. The Company’s US dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s US base rate plus 0.5%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 0.5%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic and foreign accounts receivable and 25% of inventories to a maximum of Cdn$1,000,000 ($746,000). The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank prior to (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of June 30, 2004 were nil.

Inflation, Foreign Currency Fluctuations and Foreign Currency Futures Contracts

     The Company believes that inflation and other changes in prices have not had a material effect on the Company.

     The Company sells the majority of its products in US dollars while incurring costs, in varying proportions, in Canadian dollars, US dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company’s reported financial results may be materially and adversely affected. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.

     The Company periodically enters into foreign currency futures contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a term of less than one year before expiration, prior to which time the Company offsets the open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($8,950,000). The Company was party to foreign currency futures contracts with a total notional principal of Cdn$3,400,000 ($2,540,000) at June 30, 2004. Details of these contracts can be found below in “Item 3: Quantitative and Qualitative Disclosure about Market Risk”.

Critical Accounting Policies

     The Company prepares its consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

     The Company’s accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition since they involve significant estimates and assumptions used in preparing its consolidated financial statements. These policies are described in the Company’s 2003 Annual Report on Form 20-F as filed with the SEC. During the three month and six month periods ended June 30, 2004, the Company did not adopt any new accounting policy that would have a material impact on its consolidated financial statements, nor did it make changes to existing accounting policies. Senior management has discussed with the Company’s Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

     The Company sells the majority of its products in US dollars while incurring costs, in varying proportions, in Canadian dollars, US dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. In particular, if the Canadian dollar rises relative to the US dollar, the Company’s reported financial results may be materially and adversely affected. Based on results for the six months ended June 30, 2004, the Company estimates that a 1% change in the foreign currency exchange rate between the Canadian dollar and the US dollar would have an impact of approximately $50,000 on the Company’s annual net earnings (loss), net of restructuring and other related charges. The Company believes that is has reduced its exposure to foreign currency exchange rate fluctuations from 2003 levels due to reduced Canadian dollar denominated expense levels. This reduction results from both the Company’s restructuring in January 2004 and the signing of a Canadian dollar denominated TPC funding agreement in the first quarter of 2004.

     The Company periodically enters into foreign currency futures contracts to attempt to reduce its exposure to foreign currency exchange rate fluctuations. When entered into, these contracts typically have a term of less than one year before expiration, prior to which time the Company offsets the open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($8,950,000).

     While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.

     At June 30, 2004, the Company was party to a number of foreign currency futures contracts, for the purchase of Canadian dollars, which are listed in the table below. The Company recognized an accumulated fair value loss of $63,000 for the quarter ended June 30, 2004 attributable to foreign currency futures contracts.

					Contract
					settlement rate	Fair value at June
Purchase date	Settlement date	Type of contract	Notional principal		(Cdn$/US$)	30, 2004
			(Unaudited)		(Unaudited)	(Unaudited)
1/14/2004	12/14/2004	Cdn dollar futures contract	Cdn$	1,700	1.3006	$(34)
6/10/2004	3/14/2005	Cdn dollar futures contract		1,700	1.3624	25

			Cdn$	3,400	1.3315	$(9)

Interest Rate Risk

     The Company has a credit facility consisting of up to Cdn$5,000,000 (approximately $3,730,000) operating line of credit. The Company’s US dollar borrowing capacity under its Canadian dollar denominated line of credit will vary period to period based on exchange rate fluctuations. The Company does not have any borrowings under its line of credit as at June 30, 2004.

Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Credit risk in receivables is limited to original equipment manufacturers and to dealers and distributors of hardware and software products. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary The Company also purchases credit insurance to protect against bad debt losses for the majority of its non-North American, non-government receivables.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

None

Item 2. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

     Information regarding recent sales of unregistered securities by the Company can be found above in “Item 1 – Financial Statements” (Notes 5 and 7).

Item 3. Defaults upon Senior Securities

Not applicable

Item 4. Submission of Matters to a Vote of Security Holders

     The Annual Meeting of Shareholders of Spectrum Signal Processing Inc. was held on May 10, 2004 for the purposes of (1) approving the number of directors, (2) electing directors of the Company, (3) ratifying the appointment of KPMG LLP as the Company’s independent auditors for the 2004 fiscal year, and (4) approving the Company’s auditors’ remuneration.

     All nominees for directors were elected; all other matters were approved. The voting on each matter is set forth below:

(1)	Proposal to approve the number of directors at seven.

In Favor	Against	Withheld	Abstain	Not Voted	Spoiled
12,124,301	11,230	0	0	0	2,359

(2)	Election of the directors of the Company.

Nominee:	In Favor	Against	Withheld	Abstain	Not Voted	Spoiled
Irving Ebert	12,123,201	0	4,359	0	0	10,330
Andrew Harries	12,123,201	0	4,359	0	0	10,330
Jules Meunier	12,123,281	0	4,359	0	0	10,250
Matthew Mohebbi	12,123,201	0	4,359	0	0	10,330
Glenford Myers	12,124,281	0	3,359	0	0	10,250
Pascal Spothelfer	11,871,738	0	4,359	0	0	261,793
Samuel Znaimer	12,121,901	0	4,359	0	0	11,430

(3)	Proposal to ratify the appointment of KPMG LLP as the Company’s independent auditors for the 2004 fiscal year.

In Favor	Against	Withheld	Abstain	Not Voted	Spoiled
12,116,816	18,500	0	0	0	2,574

(4)	Proposal to authorize the directors of the Company to set the remuneration to be paid to the auditors.

In Favor	Against	Withheld	Abstain	Not Voted	Spoiled
12,118,036	17,080	0	0	0	2,774

Item 5. Other Information

Not Applicable

Item 6. Exhibits and Reports on Form 6-K

(a) Exhibits

4.34	Lease agreement, dated June 10, 2004, between Production Court Property Holdings Inc. and the Company.

(b) Reports on Form 6-K

     1. Report on Form 6-K, filed April 2, 2004, attaching the following: (a) a press release announcing that the Company has been selected for an Advanced Satellite Communications Terminal Technology Demonstration Project by the Government of Canada as part of a team of companies including Macdonald Dettwiler and Associates Ltd. and QinetiQ Limited; and (b) a press release announcing that the Company has secured a Cdn$8.3 million investment from the Government of Canada’s Technology Partnerships Canada program; and (c) a press release announcing that the Company has received subscriptions for 2,212,200 Units pursuant to a private placement offering; and (d) a press release announcing that the Company had successfully completed a private placement offering for 2,212,200 Units.

     2. Report on Form 6-K, filed April 15, 2004, attaching a press release announcing that the Company had been selected by an international defense contractor to supply SDR-3000 systems for a ground mobile electronic warfare system.

     3. Report on Form 6-K, filed April 16, 2004, attaching a press release announcing a conference call and live audio web cast regarding the Company’s first quarter results.

     4. Report on Form 6-K, filed April 29, 2004, attaching a press release announcing the Company’s first quarter financial results.

     5. Report on Form 6-K, filed May 3, 2004, attaching the following: (a) notice of annual general meeting to be held on May 10, 2004; and (b) annual general meeting information circular.

     6. Report on Form 6-K, filed June 2, 2004, attaching a press release announcing that Lockheed Martin Space Systems had selected Spectrum’s SDR-3000 platform for advanced communications system development.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spectrum Signal Processing Inc.
Date: August 13, 2004	By:	/S/ BRENT FLICHEL
		Name:	Brent Flichel
		Title:	Vice President of Finance and Chief Financial Officer